EXHIBIT 99.1

RADA Electronic Industries Ltd. Press Release

Rada Announces Over $2 million in New Orders
for Production of Avionics

Netanya, Israel, July 28, RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today the receipt of follow-on production orders for airborne recorders and various avionics systems, with a total value exceeding $2.0 million. These systems will be installed onboard manned and un-manned aircraft and helicopters.

The orders were placed by leading Israeli defense manufacturers, all of which are long-term avionics systems’ customers for RADA. Among them are the Israeli Ministry of Defense / Israeli Air Force, Israel Aerospace Industries and RAFAEL advanced defense systems.

Delivery of the products is scheduled to begin during the fourth quarter of 2016 and deliveries are expected to conclude by mid-2017.

Zvi Alon, RADA’s CEO, commented: “These repeat production orders emphasize our strong presence in the airborne digital-recorder market. It is also a testament to our long-term strategic relationships with leading domestic aerospace and defense customers. We continue to maintain a stable stream of revenues from our avionics product line.”

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The company specializes in the development, production, and sale of tactical land radar systems for force and border protection, inertial navigation systems for air and land applications, and avionics systems and upgrades.

Contact Details:
RADA
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com

Investor Relations Contacts:
Ehud Helft/Gavriel Frohwein
Tel: 1 646 688 3559
rada@gkir.com